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Focus to Extend Warrants

March 27, 2015; Vancouver, Canada:  Focus Ventures Ltd. (FCV.V) announces that its management has determined that it is in the best interests of the Company to extend the expiry date of certain previously issued private placement warrants.  Accordingly, subject to TSX Venture Exchange acceptance, the expiry date of outstanding warrants to purchase up to 2,737,500 common shares at $0.265 per share will be extended by one year to April 10, 2016.

The securities referred to in this news release have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements of such Act.  This news release shall not constitute an offer to sell, nor the solicitation of an offer to buy, any securities.  Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the company and management, as well as financial statements.

About Focus

Focus is an exploration and development company with two main assets, both located in Peru.

The Aurora porphyry copper-molybdenum property located in the Department of Cusco, which it is developing in a joint venture with Daewoo International Corporation, and the Bayovar 12 Phosphate deposit located in the Sechura district of Northern Peru.

Phosphate rock is a raw material for fertilizers and vital to world food production.  Focus is acquiring and developing quality phosphate projects in Latin America where the discovery and development of new deposits is becoming increasingly important given the growing demand and limited local supply of phosphate for fertilizer production.  For further information, please call 604-630-5544 or visit our web site www.focusventuresltd.com.

ON BEHALF OF THE BOARD

David Cass, President

Symbol: TSXV-FCV

Shares Issued: 76.8-million

Contact:  Ralph Rushton

Tel: (604) 630-5544;  Fax: (604) 682-1514

Email: info@focusventuresltd.com

Website: www.focusventuresltd.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this news release constitute forward-looking statements within the meaning of Canadian securities legislation.  All statements included herein, other than statements of historical fact, are forward-looking statements and include, without limitation, statements about the proposed warrant extension.  Often, but not always, these forward looking statements can be identified by the use of words such as “estimate”, “estimates”, “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “upgraded”, “offset”, “limited”, “contained”, “reflecting”, “containing”, “remaining”, “to be”, “periodically”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by forward-looking statements.  Such uncertainties and factors include, among others, receipt of TSX Venture Exchange approval to the warrant extension; changes in general economic conditions and financial markets; the Company or any joint venture partner not having the financial ability to meet its exploration and development goals; risks associated with the results of exploration and development activities, estimation of mineral resources and the geology, grade and continuity of mineral deposits; unanticipated costs and expenses; and such other risks detailed from time to time in the Company’s quarterly and annual filings with securities regulators and available under the Company’s profile on SEDAR at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to: expectations that TSX Venture Exchange approval to the warrant extension will be received; that the Company’s stated goals and planned exploration and development activities will be achieved; that there will be no material adverse change affecting the Company or its properties; and such other assumptions as set out herein.  Forward-looking statements are made as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, investors should not place undue reliance on forward-looking statements.